July 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Attention: Patrick Fullem

Re:	Acceleration Request for Terran Orbital Corporation

Registration Statement on Form S-1

Filed July 8, 2022

File No. 333-266074

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Terran Orbital Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-266074) be accelerated by the Securities and Exchange Commission to 4:05 p.m., Eastern Time, on July 15, 2022 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Rosa A. Testani of Akin Gump Strauss Hauer & Feld LLP at (212)872-8115 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Gary A. Hobart
Gary A. Hobart
Chief Financial Officer